UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

AllianceBernstein National Municipal Income Fund, Inc.

(Name of Issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED

(Title of Class of Securities)

01864U403, 01864U502

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center,  100 N. Tryon Street  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 59-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,175

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,175

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,175

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,627

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,627

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,627

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.13%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,548

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,548

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.87%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated September 1, 2015 and filed with the SEC on September 3, 2015 (the "Original Schedule 13D"), for Bank of America Corporation ("BAC"), Banc of America Preferred Funding Corporation ("BAPFC"), and Blue Ridge Investments, L.L.C. ("Blue Ridge") (collectively, the "Reporting Persons") with respect to the variable rate munifund term preferred shares ("VMTP Shares") of AllianceBernstein National Municipal Income Fund, Inc. (the "Issuer").

This Amendment is being filed as a result of the purchase of VMTP Shares described as the 2018 Variable Rate MuniFund Term Preferred Shares (the “2018 VMTP Shares”) of the Issuer (CUSIP No. 01864U502) in the amount of (i) 1,983 shares purchased by BAPFC and (ii) 1,548 shares purchased by Blue Ridge. In addition to the 2018 VMTP Shares, BAPFC holds 5,644 VMTP Shares (CUSIP No. 01864U403).

Item 2.	Identity and Background

(a)
Item 2 of the Original Schedule 13D is hereby amended by:

(i) deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment; and

(ii) deleting the paragraphs related to the names and addresses of the Reporting Persons and replacing such paragraphs with the following:

“This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Bank of America Corporation ("BAC");
ii. Banc Of America Preferred Funding Corporation (“BAPFC”); and
iii. Blue Ridge Investments, L.L.C (“Blue Ridge”).

This Statement relates to the VMTP Shares that were purchased for the account of BAPFC and Blue Ridge.

(b)
The address of the principal business office of BAC is:
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:
214 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of Blue Ridge is:
One Bryant Park
New York, New York 10036

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The Reporting Persons purchased 3,531 variable rate munifund term preferred shares (CUSIP No. 01864U502) from the Issuer (the "Purchase").

The aggregate amount of funds used by the Reporting Persons for the Purchase was approximately $88,275,000. The source of funds was the working capital of the Reporting Persons."

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"BAPFC and Blue Ridge made the Purchase for investment purposes. BAPFC and Blue Ridge acquired the 2018 VMTP Shares (CUSIP No. 01864U502) pursuant to a VMTP Purchase Agreement, dated December 19, 2018, between the Issuer, BAPFC, and Blue Ridge (the "Purchase Agreement") on their initial issuance for a purchase price of $88,275,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect."

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on of the 3,531VMTP Shares acquired in the Purchase by BAPFC and Blue Ridge will be treated in the same manner as previously described in this Item 6."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.6 VMTP Purchase Agreement, dated December 19, 2018"

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

December 21, 2018	By:	/s/ Ronnie Ojera
Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORP

December 21, 2018	By:	/s/ Michael Jentis
Authorized Signatory

BLUE RIDGE INVESTMENTS, L.L.C

December 21, 2018	By:	/s/ James W. Brewer
Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)